Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087

VIA EDGAR

January 26, 2021

Patrick Scott, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

RE:	Registrant:	Lincoln Variable Insurance Products Trust (“Trust”)
	File No.:	033-251566
	Fund:	LVIP Delaware Diversified Income Fund, LVIP Delaware High Yield Fund, LVIP Delaware Limited-Term Diversified Income Fund, LVIP Delaware REIT Fund, LVIP Delaware SMID Cap Core Fund, LVIP Delaware U.S. Growth Fund, and LVIP Delaware Value Fund (each a “Fund”)

Dear Mr. Scott,

The above referenced Registration Statement on Form N-14, which was filed on December 22, 2020 and amended through PEA No. 1 on January 26, 2021 (the “Registration Statement”), was filed with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, for the purpose of registering Standard Class and Service Class shares of the Funds (together, the “Acquiring Funds”), series of the Registrant, that will be issued to shareholders of Delaware VIP® Diversified Income Series, Delaware VIP High Yield Series, Delaware VIP Limited-Term Diversified Income Series, Delaware VIP REIT Series, Delaware Smid Cap Core Series, Delaware VIP U.S. Growth Series, and Delaware VIP Value Series, respectively (together, the “Acquired Funds”), in connection with a transfer of substantially all of the assets of each Acquired Fund to its corresponding Acquiring Fund, pursuant to an Agreement and Plan of Reorganization, a form of which was included in the Registration Statement.

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Trust and the Trust’s principal underwriter, Lincoln Financial Distributors, Inc., hereby respectfully request that the effective date of the Trust’s Registration Statement on Form N-14 be accelerated so that it will be effective at 3:00 p.m. Eastern Time, on Thursday, January 28, 2021, or as soon as practicable thereafter. A definitive combined Proxy Statement/Prospectus will be filed and mailed to Acquired Funds shareholders shortly thereafter.

Please call Sam Goldstein at 484-583-8711 if you wish to discuss this correspondence further.

Very truly yours,

Lincoln Variable Insurance Products Trust	Lincoln Financial Distributors, Inc.

By: /s/ Jayson R. Bronchetti	By: /s/ John Kennedy
Name: Jayson R. Bronchetti	Name: John Kennedy
Title: President	Title: Senior Vice President, Head of Retirement
Solutions